SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                   (Amendment No. 5 - Final Amendment) 1

                     Kurzweil Applied Intelligence, Inc.
                             (Name of issuer)

                   Common Stock, par value $0.01 per share
                       (Title of class of securities)

                                  816314108
                               (CUSIP Number)

                              Martin S. Wagner
                             Assistant Secretary
                              Xerox Corporation
                             800 Long Ridge Road
                                P.O. Box 1600
                      Stamford, Connecticut 06904-1600
                               (203) 968-3000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                June 27, 1997
       (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                (Page 1 of 5)

CUSIP No. 501321103
________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS
     Xerox Corporation    I.R.S. Identification Number 16-0468020
________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  / /     (b)  /X/
________________________________________________________________________
(3)  SEC USE ONLY
________________________________________________________________________
(4)  Source Of Funds (SEE INSTRUCTIONS)
     Not applicable
________________________________________________________________________
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
________________________________________________________________________
                    (7)  SOLE VOTING POWER
                         0
                         _______________________________________________
Number of Shares    (8)  SHARED VOTING POWER
Beneficially             0
Owned by Each            _______________________________________________
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With              0
                         _______________________________________________
                    (10) Shared Dispositive Power
                         0
________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
________________________________________________________________________
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /
________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5 hereof)
________________________________________________________________________
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
________________________________________________________________________














                                (Page 2 of 5)

                           INTRODUCTORY STATEMENT

     This Amendment No. 5 amends the information contained in the Statement on Schedule 13D filed on September 2, 1993, as amended by Amendment Nos. 1, 2, 3 and 4 filed on June 28, 1995, August 21, 1995, July 31, 1996 and August 9, 1996, respectively (as so amended, "Schedule 13D"), by Xerox Corporation, a New York corporation ("Xerox"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Kurzweil Applied Intelligence, Inc. ("Kurzweil"), and is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-2 promulgated thereunder.

     The information contained herein with respect to persons other than Xerox has been obtained from public information, including public filings made under the Exchange Act, or has been provided to Xerox by the relevant parties. Xerox has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended by inserting at the end thereof the following:

     On April 14, 1997, Kurzweil announced the signing of a definitive merger agreement (the "Merger Agreement") which provides for a merger with Lernout & Hauspie Speech Products N.V., a Belgian corporation listed on the Nasdaq National Market (NASDAQ: LHSPF) ("Lernout"). Under the terms of the Merger Agreement, Kurzweil announced that its shareholders will receive $4.20 in cash and $1.05 in Lernout stock for each share of Common Stock, subject to adjustment under certain circumstances. Kurzweil announced that, as a result of the transaction, it will become a wholly-owned subsidiary of Lernout. On June 30, 1997, Lernout announced the completion on June 27, 1997 of its acquistion of Kurzweil.

     As a result of the consummation of the transactions contemplated by the Merger Agreement, Xerox ceased to beneficially own more than five percent of the Common Stock on and after June 27, 1997. Xerox does not beneficially own more than five percent of Lernout's equity security. Xerox anticipates that this Amendment No. 5 will constitute Xerox' final amendment to its
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is hereby amended by inserting at the end thereof the following:

     As stated in Item 4 above, as a result of the consummation of the transactions contemplated by the Merger Agreement, Xerox ceased to beneficially own more than five percent of the Common Stock on and after June 27, 1997. Xerox does not beneficially own more than five percent of Lernout's equity security.







                                (Page 3 of 5)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  -----------

    (1)      Prospectus dated April 17, 1993 of Kurzweil. *

    (2)      [INTENTIONALLY OMITTED]

    (3)      [INTENTIONALLY OMITTED]

    (4)(a) Common Stock Purchase Warrant to purchase 15,714 shares of Common Stock of Kurzweil, dated December 21, 1992 and issued to Xerox. *

    (4)(b) Common Stock Purchase Warrant to purchase 6,429 shares of Common Stock of Kurzweil, dated February 12, 1993 and issued to Xerox. *

    (4)(c) Common Stock Purchase Warrant to purchase 10,500 shares of Common Stock of Kurzweil, dated March 9, 1993 and issued to Xerox. *

    (4)(d) Common Stock Purchase Warrant to purchase 20,500 shares of Common Stock of Kurzweil, dated May 28, 1993 and issued to Xerox. *

    (5) Letter agreement dated April 19, 1990, between Xerox and Kurzweil, pursuant to which Xerox agreed to guaranty and/or collateralize up to $1,200,000 bank or other debt financing to Kurzweil. *

    (6)(a) Letter Agreement dated February 6, 1991, among Xerox, Phemus Corporation and Kurzweil, relating to a guarantee of each of Xerox and Phemus Corporation of that certain loan in the principal amount of $1,000,000 to Kurzweil by Silicon Valley Bank. *

    (6)(b) Letter Agreement dated May 24, 1991, among Xerox, Phemus Corporation and Kurzweil, relating to a guarantee of each of Xerox and Phemus Corporation of that certain loan in the principal amount of $1,000,000 to Kurzweil by Silicon Valley Bank. *

    (7) Demand Promissory Note dated August 10, 1990 made by Kurzweil and payable to the order of Xerox in the principal amount of $300,000. *

    (8) Demand Promissory Note dated August 23, 1993 made by Kurzweil and payable to the order of Xerox in the principal amount of $200,000. *

    (9)(a) Bridge Subordinated Note dated December 21, 1992 made by Kurzweil and payable to Xerox in the principal amount of $220,000. *

    (9)(b) Bridge Subordinated Note dated February 12, 1993 made by Kurzweil and payable to Xerox in the principal amount of $90,000. *

    (9)(c) Bridge Subordinated Note dated March 9, 1993 made by Kurzweil and payable to Xerox in the principal amount of $105,000. *

    (9)(d) Bridge Subordinated Note dated May 28, 1993 made by Kurzweil and payable to Xerox in the principal amount of $205,000. *

    (10)     [INTENTIONALLY OMITTED]


                                (Page 4 of 5)

    (11) Asset Management Agreement dated as of July 1, 1995 between Xerox and HPB. **

-------------------------

* Previously filed in a paper format as exhibits to the initial statement on Schedule 13D filed on September 2, 1993.

**  Previously filed in a paper format as Exhibit (11) to Amendment 2 to
Schedule 13D filed on July 31, 1996.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 1997                        XEROX CORPORATION

                                    By: /s/ Martin S. Wagner
                                        ---------------------
                                        Assistant Secretary


                                (Page 5 of 5)